

Mail Stop 3561

November 7, 2016

Michael Fleisher
Chief Financial Officer
Wayfair Inc.
4 Copley Place, 7th Floor
Boston, MA 02116

> **Re:** **Wayfair Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36666**

Dear Mr. Fleisher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Enrique Colbert
        General Counsel